RECEIVED

2007 DEC 18 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07028689

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International
Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

13 December 2007

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 2 8 2007
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

12/19

Benoit Scheen becomes Chief Executive Officer of Mobistar

Date: 06 december 2007 **Category:** Press releases / Corporate

Brussels, December 6, 2007 - The Board of Directors of Mobistar has decided today that Benoit Scheen will lead Mobistar as of January 1st and becomes the new CEO. He will succeed Bernard Moschéni who leaves the company by the end of 2007.

Benoit Scheen joined Mobistar in November 2005 as Chief Commercial Officer and member of the Executive Committee. He was responsible for all commercial and customer related matters within the company, as well in the consumer as in the professional market. He reorganized the operational sales activities which allowed Mobistar to increase its customer base up to more than 3.2 million customers over the past 2 years.

The Board of Directors of Mobistar took this unanimous decision to appoint Benoit Scheen in order to guarantee the best possible continuity for the company. "Benoit has a long experience within the ICT-industry, and was already strongly involved in the daily operational management of the company in his role of CCO. He realized important commercial successes and has a profound understanding of the specific needs of our local consumers and business customers. According to the Board, Benoit Scheen is the right person to address the important strategic challenges the company will face in the future" says Jan Steyaert, chairman of the Board of Directors of Mobistar.

Olaf Swantee, Senior Executive Vice President Orange Group, emphasizes the importance of the appointment of Benoit Scheen: "The rich experience Benoit has gained, his local market knowledge and his personal drive become an additional guarantee for France Télécom to further develop the success of Mobistar in Belgium."

Benoit Scheen (41 years old) has a bachelor and master degree in computer sciences and a bachelor degree in economical and social sciences. He started his carreer in a research program at Siemens-Nixdorf in Germany. In 1991 he started with IBM as a systems analyst. One year later, he joined Compaq where he became soon the sales manager for the major accounts. In August 2000, he was appointed Enterprise Business Unit Director, an assignment he later on combined with the role of Marketing Director. When HP and Compaq merged in May 2002, Benoit was asked to take the international responsibility of the Personal Systems Group in Western and Northern Europe (Benelux, Sandinavia, Baltics, Switserland and Austria). In 2004 he was appointed Vice President and Managing Director of HP Belgium and Luxembourg.

END